SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of July, 2002.


                               CP SHIPS LIMITED
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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom
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                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                         Form 40-F    X
               --------                          -------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes               No     X
           -----            --------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:
                            Form S-8 No. 333-13954






                               Page 1 of 4 Pages
                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          ----------------------------------
                                          (Registrant)


Date:  16 July 2002
                                         By: /s/ John K. Irving
                                         -----------------------------------
                                            Name:   John K. Irving
                                            Title:  Vice President, General
                                                    Counsel & Secretary

                                Exhibits Index


The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 -----

10.1   Press Release of CP Ships Limited "CP SHIPS COMPLETES SHARE        4
OFFERING INCLUDING OVER-ALLOTMENTS", dated 9 July 2002.

CP SHIPS                        REGIONAL FOCUE o GLOBAL SCALE


                                                                 Exhibit 10.1

                       CP SHIPS COMPLETES SHARE OFFERING
                           INCLUDING OVER-ALLOTMENTS


LONDON, UK (9th July 2002) - Following the successful completion on 3rd July 2002 of an offering of 8.5 million common shares at C$ 15.00 (US$ 9.93) per common share, CP Ships Limited today announced the sale in the offering of a further 1.1 million common shares also at C$15.00 to cover over-allotments. The shares will be listed on the New York and Toronto stock exchanges.

Morgan Stanley and Salomon Smith Barney are joint lead managers and RBC Capital Markets is co-manager.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 78 ships carries nearly two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. In May, CP Ships announced its agreement to acquire Italia di Navigazione subject to regulatory approval. For further information visit the CP Ships website at www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.